Mark A. Roche
Senior Vice President, General Counsel and Secretary

July 12, 2010

Mr. Hagan Ganem

Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549-4631

Re:	Fortune Brands, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Form 8-K filed January 29, 2010
Definitive Proxy Statement on Schedule 14A filed March 8, 2010
File No. 001-09076

Dear Mr. Ganem:

This letter is in response to Mr. Decker’s letter dated July 7, 2010. For the convenience of the Staff, the Staff’s comment contained in the July 7th letter has been reproduced below, and the Company’s response thereto has been set forth immediately after the comment. We are also filing this document via EDGAR.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED MARCH 8, 2010

Compensation Discussion and Analysis, page 22

Summary Compensation Table, page 33

1.	We note your response to comment one in our letter dated June 2, 2010. However, based on paragraph 1(b) of the Performance Award Agreement, it appears that notwithstanding the failure to meet the other established performance goals, Mr. Carbonari will be paid the full amount of his $2 million award so long as your compensation committee does not exercise its negative discretion to reduce the award. Therefore, please confirm that in future filings you will disclose in the 2009 line of your summary compensation table the full $1 million cash portion of the award earned by Mr. Carbonari. In addition, please clarify when you establish the other performance goals applicable to Mr. Carbonari’s award and, once known, disclose these goals and describe how your actual performance against these goals influenced your compensation committee’s decision whether or not to exercise negative discretion to reduce Mr. Carbonari’s award.

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Response:

Paragraph 1(b) of Mr. Carbonari’s Performance Award Agreement establishes subjective performance goals, not just negative discretion. We interpret Mr. Decker’s July 7 letter as setting forth the proposition that subjective performance goals are the equivalent of negative discretion.

We confirm that in future filings we will disclose in the 2009 line of our summary compensation table the full $1 million cash portion of the award earned by Mr. Carbonari. In addition, in future filings, we will disclose when we establish the other performance goals applicable to Mr. Carbonari’s award and, once known, disclose these goals and describe how our actual performance against these goals influenced our compensation committee’s decision whether or not to exercise discretion to reduce Mr. Carbonari’s award.

Please telephone me at (847) 484-4440 or, in my absence, Craig P. Omtvedt at (847) 484-4500, if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comment to me by facsimile at (847) 484-4492.

Very truly yours,

Mark A. Roche
Senior Vice President, General Counsel and Secretary

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400